____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RESULTS 1Q26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations

RESULTS 1Q26

EMBRAER



PROFIT HUNTER

EMBJ LISTED NYSE

EMBJ B3 LISTED NM

DISCLAIMER

This conference call may include statements about future events, based on Embraer's expectations and market financial trends. Such statements are subject to uncertainties that may cause actual results to differ from those expressed or implied in this conference call. Except in accordance with the applicable rules, the company assumes no obligation to publicly update any forward-looking statements. For detailed financial information, the company encourages reviewing publications filed by the company with the CVM.

SUSTAINABLE AND PROFITABLE GROWTH

Driven by Efficiency and Innovation

- Highest 1Q deliveries in the last 10 years (44 aircraft)
- Another all-time high backlog record (US$32.1 bn)
- Best 1Q revenue in the company's history (US$1.5 bn)
- Production leveling improvement across all operations
- 2026 Guidance reiterated
- Midterm goal of double-digit revenue (US$Bn) and EBIT margins

SAFETY FIRST, QUALITY ALWAYS IN EVERYTHING WE DO!

1Q26 HIGHLIGHTS



COMMERCIAL AVIATION

Finnair orders 18 E195-E2 plus 16 options and 12 purchase rights

10 aircraft delivered in the quarter - highest level this decade



EXECUTIVE AVIATION

All-time high 1Q revenues (c.$420 million)

New Praetor 500E and Praetor 600E to redefine private flight experience



DEFENSE & SECURITY

Double-digit revenue growth reflecting strong operating momentum

Partnership with Northrop Grumman KC-390 for USAF NGAS program



SERVICES & SUPPORT

New contract with Airnorth to support the E170 and E190 fleet

Services agreement with Hungary to support the C-390 fleet



DELIVERIES
COMMERCIAL AVIATION


+43%
7
3
4
10
6
4
E1
E2
1Q25
1Q26

GUIDANCE 2026:
80 to 85

1Q26: 10 (12% mid-point; 11% 5Y avg)



DELIVERIES
EXECUTIVE AVIATION


+26%
23
14
9
29
16
13
Small Jets
Medium Jets
1Q25
1Q26

GUIDANCE 2026:
160 to 170

1Q26: 29 (18% mid-point; 11% 5Y avg)

BACKLOG US$ billion



26.4
4.6
4.2
7.6
10.0
+22%
+11%
+5%
0%
+50%
32.1
5.1
4.4
7.6
15.0
~52.0
11%
26%
63%
Options
Services & Support
Defense & Security
Executive Aviation
Commercial Aviation
1Q25
1Q26
1Q26 + Options

**Book-to-bill LTM: Consolidated 1.7x; Commercial Aviation 3.0x; Executive Aviation 1.0x; Defense & Security 1.2x; Services & Support 1.2x.*

PROTOTYPE FLIGHT CAMPAIGN

59
TOTAL FLIGHTS

2h 27min
TOTAL FLIGHT TIME



Christmas / New Year's break
Software upload & tests for envelope expansion
2:31
2:09
1:48
1:26
1:04
0:43
0:21
0:00
-Dec-25
03-Jan-26
18-Jan-26
02-Feb-26
17-Feb-26
04-Mar-26
19-Mar-26
03-Apr-26
18-Apr-26
Total flights, left axis
Total time (hour:minutes), right axis
Denotes two flights / day

1Q26 / BUSINESS RESULTS


EMBRAER
EXPERIMENTAL

EMBJ LISTED NYSE

EMBJ B3 LISTED NM



COMMERCIAL AVIATION

- Revenue +45% yoy
- EBIT -$28m; margin -9.7% (-490bp)


-5%
-10%
202
293
1Q25
1Q26
Revenues (US$m)
Adj. EBIT margin



EXECUTIVE AVIATION

- Revenue +30% yoy
- EBIT $25m; margin +6.0% (-630bp)[1]


11%
6%
323
418
1Q25
1Q26
Revenues (US$m)
Adj. EBIT margin

[1] *Ex U.S. import tariff +8.8% (-250bp yoy).*



DEFENSE & SECURITY

- Revenue +63% yoy
- EBIT $38m (+$40m yoy); margin +17.0% (+1,860bp)[1]



Revenues (US$m)
Adj. EBIT margin
-2%
17%
139
227
1Q25
1Q26

[1] *Ex one-time itens +6.0% (+760bp yoy).*



SERVICES & SUPPORT

- Revenue +15% yoy
- EBIT $70m (+$28m yoy); margin +14.3% (+440bp)[1]



Revenues (US$m)
Adj. EBIT margin
10%
14%
425
490
1Q25
1Q26

[1] *Ex U.S. import tariff +14.6% (+470bp yoy).*

EMBJ LISTED NYSE

EMBJ B3 LISTED NM


E2
PROFIT HUNTER

1Q26 / CONSOLIDATED RESULTS

NET REVENUES US$ million


+31%
1,103
1,447
1Q25
1Q26

GUIDANCE 2026:

US$8.2 – 8.5 billion

1Q26: US$1,447 million (17% mid-point; 15% 5Y avg)


16%
34%
21%
21%
Services & Support
Defense & Security
Executive Aviation
Commercial Aviation

BREAKDOWN BY BUSINESS 1Q26[1]

[1]Revenue breakdown does not include "Others" Business Unit.

ADJUSTED EBITDA

US$ million



9.8%
9.9%
109
144
1Q25
1Q26

	1Q25	1Q26
Reported EBITDA[1]	98	131
Margin	+8.9%	+9.1%

1Q26: $144m; $39m 5Y avg

ADJUSTED EBIT

US$ million



5.6%
6.5%
62
94
1Q25
1Q26

	1Q25	1Q26
Reported EBITDA[1]	51	82
Margin	+4.6%	+5.6%

1Q26: $94m; -$4m 5Y avg

BREAKDOWN BY BUSINESS 1Q26



(29)
25
39
70
(11)
Com.
Exec.
D&S
S&S
Other[3]

GUIDANCE 2026:

8.7% – 9.3%



1Q26: +6.5%; -1.2% 5Y avg

[1] *Reported EBITDA and EBIT Eve expenses/warranties, all numbers from Eve are IFRS.*
[2] *Adjusted EBITDA and Adjusted EBIT do not consider Eve expenses/warranties.*
[3] *Other includes unallocated operating income (expenses).*

ADJUSTED FCF US$ million



(386)
(447)
1Q25
1Q26

GUIDANCE 2026:

US$200 million or higher

1Q26: -5.4% mid-point revenue; -5.0% 5Y avg revenue

INVESTMENTS US$ million

Excludes Eve



88
37
13
27
11
1Q25
99
38
14
36
11
1Q26
Capex
Net add Pool Program
Additions to intangible
Research[1]

[1] *Research is expensed (i.e. not capitalized)*

ADJ. NET INCOME US$ million


4.5%
1.9%
50
28
1Q25
1Q26
Adj. Net Income
Adj. Net Income Margin

EARNINGS PER SHARE US$ ADS basics


1.9[1]
1.9
1.7
0.9
1.4
(-1.0)
2022
2023
2024
2025
2026 LTM

[1]Hatched area represents BA agreement with nominal 34% income tax rate.

FINANCIAL POSITION US$ million
Excludes Eve

DELEVERAGING



2.3x
1.4x
0.1x
(0.1)x
0.5x
0.6x
459
562
922
889
983
924
2022
2023
2024
2025
1Q25
1Q26
Adj. EBITDA
Adj. EBITDA LTM
Net Debt w/o Eve / Adj EBITDA

DEBT PROFILE

8.7 years

5.6% average cost



64
15
25
25
367
5
83
203
3
679
1,016
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
>2036
Embraer Debt

SHAREHOLDER REMUNERATION

Period	Declared Income	Gross Amount Declared (R$ million)	Gross Value per Share (R$)	Gross Value per ADS (US$)[1]
2025	IoE	437.3	0,60	0.43
2025	Interim Dividends	80.0	0.11	0.08
2025	*Dividends*	*7.6*	*0.01*	*0.01*
	Total	**524.9**	**0.72**	**0.52**
		Dividend yield (%)[2]	**0.94%**	**0.88%**

[1] *Estimated value (i.e. dependent on spot foreign exchange rate).*
[2] *Dividend yield was calculated based on the share price as of March 31, 2026.*



CLOSING REMARKS

Francisco Gomes Neto - CEO

EMBJ LISTED NYSE

EMBJ B3 LISTED NM

PRAETOR 600E BY EMBRAER

Continuous focus on sales and efficiency to maximize midterm results while investing in new technologies for a more ambitious long-term expansion



Market success and increased delivery



Continued strong demand


KC-390

Positive momentum for KC-390 and A-29



Recurring revenue generation growth

SAFETY FIRST, QUALITY ALWAYS IN EVERYTHING WE DO!

SAFETY FIRST QUALITY ALWAYS


THANK YOU!
EMBRAER
EMBJ LISTED NYSE
EMBJ B3 LISTED NM